UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of October 2012
Commission File Number: 001-32199

Ship Finance International Limited
(Translation of registrant's name into English)

Par-la-Ville Place 14 Par-la-Ville Road Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release of Ship Finance International Limited (the "Company"), dated October 8, 2012, announcing that the Company intends to issue new bonds in the Norwegian credit market .

Attached hereto as Exhibit 2 is a copy of the press release of the Company, dated October 12, 2012, announcing that it has successfully placed a five-year senior unsecured bond in the Norwegian credit market.

EXHIBIT 1

SFL – Contemplated bond issue

Press release from Ship Finance International Limited, October 8, 2012

Ship  Finance International Limited (NYSE: SFL) ("Ship Finance" or the "Company") announces  that it  intends to issue new bonds in the Norwegian bond market  with maturity in October 2017 and a minimum borrowing amount equivalent to approximately USD 100 million. The proceeds from the bonds are expected to be used to refinance existing debt and for general corporate purposes.

A portion of the new bond loan may be offered to qualified institutional investors in the United States pursuant to Rule 144A of the U.S. Securities Act of 1933, as amended (the "Securities Act") or another available exemption from registration under the Securities Act, and will be concurrently offered outside of the United States pursuant to Regulation S of the Securities Act.

Swedbank First Securities has been appointed as sole arranger of the new contemplated bond issue.

This press release is neither an offer to sell nor a solicitation of an offer to buy any of the bond or any other security of the Company.  The bond loan has not been registered under the Securities Act or any state securities laws, and is being offered for resale only to qualified institutional buyers in reliance on Rule 144A under the Securities Act.  Unless so registered, the bond loan may not be offered or sold in the United States except pursuant to an exemption from registration requirements of the Securities Act and applicable state securities laws.

The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda

Questions should be directed to:
Arne Jacobsen, Swedbank First Securities
+47 23116273

Ole B. Hjertaker, Chief Executive Officer, Ship Finance Management AS
+47 23114011

Magnus T. Valeberg, Senior Vice President, Ship Finance Management AS
+47 23114012

About Ship Finance

Ship Finance is a leading ship-owning company with one of the largest and most diverse asset bases across the maritime and offshore industries.  It is listed on the New York Stock Exchange and trades under the symbol "SFL."  Including newbuildings, the Company has a fleet of 67 vessels that consists of 25 crude oil tankers (VLCC and Suezmax), two chemical tankers, three oil/bulk/ore vessels, 12 drybulk carriers including, two newbuildings, 15 container vessels including, four newbuildings, six offshore supply vessels, one jack-up drilling rig, one ultra-deepwater drillship and two ultra-deepwater semi-submersible drilling rigs. Most of the vessels and offshore drilling units are employed on long-term charters.  More information can be found on the Company's website: www.shipfinance.org

Cautionary Statement Regarding Forward Looking Statements

This press release may contain forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this presentation include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

EXHIBIT 2

SFL – Successful placement of Senior Unsecured Bond

Press release from Ship Finance International Limited, October 12, 2012

Ship Finance International Limited (NYSE:SFL) ("Ship Finance" or the "Company") announces that it has successfully placed a five-year senior unsecured bond in the Norwegian credit market with a quarterly coupon of NIBOR + 5.00% p.a.. The principal amount of the notes is NOK 600 million, which is equivalent to approximately USD 105 million. Drawdown will be in October 2012 and the Company intends to swap all payments to USD with an expected fixed interest rate of approximately 6.25 % p.a. The bond will be applied for listing on the Oslo Stock Exchange.

The proceeds from the bond issue will be used to refinance existing debt and for general corporate purposes.

The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda

Questions should be directed to:
Ole B. Hjertaker, Chief Executive Officer, Ship Finance Management AS
+47 23114011

Magnus T. Valeberg, Senior Vice President, Ship Finance Management AS
+47 23114012

About Ship Finance

Ship Finance is a leading ship-owning company with one of the largest and most diverse asset bases across the maritime and offshore industries.  It is listed on the New York Stock Exchange and trades under the symbol "SFL."  Including newbuildings, the Company has a fleet of 67 vessels that consists of 25 crude oil tankers (VLCC and Suezmax), two chemical tankers, three oil/bulk/ore vessels, 12 drybulk carriers including, two newbuildings, 15 container vessels including, four newbuildings, six offshore supply vessels, one jack-up drilling rig, one ultra-deepwater drillship and two ultra-deepwater semi-submersible drilling rigs. Most of the vessels and offshore drilling units are employed on long-term charters.  More information can be found on the Company's website: www.shipfinance.org

Cautionary Statement Regarding Forward Looking Statements

This press release may contain forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this presentation include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHIP FINANCE INTERNATIONAL LIMITED

Date: October 15, 2012	By:	/s/ Ole B. Hjertaker
	Name:	Ole B. Hjertaker
	Title:	Chief Executive Officer
Ship Finance Management AS
(Principal Executive Officer)